UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-27261

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CH2M HILL Companies, Ltd.
Full Name of Registrant

N/A
Former Name if Applicable

9191 South Jamaica Street
Address of Principal Executive Office (Street and Number)

Englewood, Colorado 80112-5946
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CH2M HILL Companies, Ltd. (“CH2M”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (the “2016 Third Quarter 10-Q”) with the United States Securities and Exchange Commission by the due date of November 14, 2016, without unreasonable effort or expense.

CH2M is unable to file its 2016 Third Quarter 10-Q because the Audit Committee of the CH2M Board of Directors (the “Audit Committee”) is investigating whether potential accounting errors may have occurred with respect to the timing and amount of the recognition of cost overruns on a fixed-price construction project in CH2M’s Transportation market that was reported in CH2M’s Quarterly Reports on Form 10-Q for 2015 and 2016. The Audit Committee and CH2M management are considering whether cost growth resulting in charges to operations were recognized in the appropriate quarters, including whether approximately $18 million of pre-tax cost growth, which was approximately $10.9 million of after tax cost growth, should have been recorded in the second and/or third quarters of 2015 rather than the fourth quarter of 2015. The Audit Committee and CH2M management are evaluating whether any accounting errors occurred and, if so, whether such errors (i) caused any previously issued quarterly financial statements to be materially misstated, or (ii) change management’s assessment of the effectiveness of CH2M’s internal controls over financial reporting.  The Audit Committee and CH2M management have not completed their work or reached final conclusions at this time. Completion of the 2016 Third Quarter 10-Q is pending the outcome of the review by the Audit Committee, and at this time we are unable to estimate the date at which time the review will be completed.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Thomas McCoy, Executive Vice President, General Counsel & Corporate Secretary	720	286-2000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three month period ended September 30, 2016, CH2M expects to report a decrease in revenues and operating profits compared to the comparable period in the prior year.  Total revenues are expected to decrease by less than 10 percent primarily due to declines in the worldwide energy markets which have adversely impacted nearly all our operating segments, as well as a decrease in revenues from our Power business as a result of both our decision to exit the fixed price EPC market and the impact of the increase in cost estimates noted below.  These declines were partially offset from an increase in our revenues in our Environment and Nuclear segment due to a large nuclear consulting project in a consolidated Canadian joint venture which began operations in late 2015.

For the three months ended September 30, 2016, CH2M expects to report an operating loss for the period in excess of $60 million.  This is significantly lower than the operating income of $66.4 million reported for the corresponding period in 2015. In addition to the impact that lower revenue volumes had on our earnings during the third quarter of 2016, the 2016 operating loss was also caused by significant project losses recorded during the three months ended September 30, 2016.  These project losses include:

•      CH2M is involved in a power project in Australia through a consolidated 50/50 joint venture partnership with an Australian construction contractor.  As of the end of the third quarter of 2016, the client is unable to confirm the timing of its deliverables under the terms of the contract including the supply of feed gas, plant utilities and electrical power loads.  This significantly increased the duration of the project and resulted in increased costs estimated to complete the project.  Additionally, forecasted productivity levels that were assumed for construction completion have yet to be achieved.  As a result of these factors and inclusive of estimated anticipated further disruptions and inefficiencies, we expect to recognize an additional $104.5 million charge to operations in the joint venture for the third quarter of 2016, of which our portion was $52.3 million.   The joint venture has submitted change orders and claims to the client for recoveries.  We cannot currently estimate the amount of recoveries for these change orders and claims and as such we have not included any recoveries from these in our current estimated costs to complete.

•      CH2M is involved in a fixed-price Transportation contract to design and construct roadway improvements on an expressway in the southwestern United States.  In the third quarter of 2016, we expect to record a charge of approximately $25 million due to schedule extensions, which increased the overall estimated costs for labor and expenses, construction material quantities, delivery and risk of further weather delays.  In addition, to reduce further extension of the schedule, areas of work that were to be self-performed were subcontracted thereby increasing costs. CH2M is seeking resolution of outstanding change orders and claims through a combination of submissions to the Dispute Resolutions Board under the contract and direct negotiations with the client.  We cannot currently estimate the amount of recoveries for these change orders and claims and as such we have not included any recoveries from these in our current estimated costs to complete.

CH2M expects operating income for the three months ended September 2016 to increase greater than 20% as compared to the same three months of the prior year in both the Water and Environment and Nuclear segments.  The Transportation segment  operating profit is expected to remain relatively consistent with the prior year period excluding the project loss recorded in the third quarter of 2016 noted above.  Operating income for the Energy and Industrial segment during the third quarter of 2016  is expected to be down as compared to the prior year period due to the market conditions noted above.

CH2M anticipates net income for the three months ended September 30, 2016 to be approximately $43 million as compared to $41 million for the same three months of the prior year as a result of a tax benefit of $46 million associated with a pension plan restructuring.

Cautionary Note Regarding Forward Looking Statements: This Form 12b-25 contains “forward-looking statements,” as that term is defined in U.S. Federal and certain foreign securities regulations, including statements regarding the Audit Committee’s investigation of certain accounting matters and information related to our preliminary operational and financial results and project losses. Although CH2M’s management believes that its expectations are based on reasonable assumptions, these assumptions are subject to a wide range of economic, business, regulatory, technical, legal, and other unforeseen risks which may cause actual results to differ materially from those stated or implied by these forward-looking statements. Further, we may be required to make changes or adjustments to our preliminary operational and financial results and project losses when finalizing the presentation of our financial statements for the three month period ended September 30, 2016 due to subsequent events, new information or if different conclusions are reached.  This communication should be read in conjunction with all the other information included in our most current Prospectus and European Prospectus, which are filed with the U.S. Securities and Exchange Commission (SEC) and the U.K. Financial Conduct Authority (FCA), respectively, and, for our stockholders outside of the U.S. and the European Union, similar documents filed with local securities regulators, where required. You should also read our Annual Report on Form 10-K and quarterly reports on Form 10-Q, which include a list of factors that could cause actual operational and financial results to differ from those expected.

CH2M HILL Companies, Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2016	By	/s/ Gary L. McArthur
			Name:	Gary L. McArthur
			Title:	Executive Vice President & Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).